Exhibit 14.02

Enservco Corporation

(formerly known as Aspen Exploration Corporation)

INSIDER TRADING POLICY

July 27, 2010, as amended May 29, 2013

PURPOSES

To assure compliance with the laws prohibiting “insider trading” in Company Securities, including Derivative Securities, and to avoid the appearance of impropriety and resulting damage to the Company’s reputation for integrity and ethical conduct.

Please contact the Company’s Compliance Officer with any questions about this Insider Trading Policy or its application to any situation involving a purchase, sale, Trade of, or other transaction involving, Company Securities or Derivative Securities. If there is ever a question as to whether it is appropriate for an individual to buy, sell, Trade, or enter into any transaction involving, Company Securities, including Derivative Securities, it is better to seek advice and limit exposure to potential insider trading allegations to protect the Company and the individual.

DEFINITIONS

10b5-1 Plan – A written plan, including “blind trusts”, permitting individuals named therein to Trade Company Securities or Derivative Securities, in the limited circumstances, and subject to the terms and conditions, specified therein, that (a) is approved in advance in accordance with the terms of this Insider Trading Policy, and (b) complies with Rule 10b5-1 under the Securities Exchange Act of 1934 (“Rule 10b5-1”) and the guidelines described below under “10b5-1 Plans.”

Company – Enservco Corporation and its subsidiaries.

Compliance Officer – The person named as the “Compliance Officer” in the Company’s currently-effective Code of Business Conduct and Ethics and Whistleblower Policy.

Company Securities – Equity or debt securities of the Company.

Derivative Securities – Put or call options or other derivative securities, the value and characteristics of which, depend, in part or whole, on the value and characteristics of Company Securities. Derivative Securities do not include Short Sales or other hedging transactions, which are specifically prohibited.

Employees – Employees of the Company.

Material Nonpublic Information – Information concerning the Company that is both (a) material (meaning the average investor would want to know such information before deciding whether to buy, sell or hold Company Securities or Derivative Securities (i.e., such information could affect the market price of Company Securities or Derivative Securities)) and (b) nonpublic (meaning the information has not been disclosed in the Company’s filings with the SEC or in a press release issued by the Company that has been broadly disseminated to the investing public). Information is not considered public until the second business day after such disclosure in an SEC filing or press release. See “Examples of Material Nonpublic Information” below.

Page 1	Insider Trading Policy

SEC – The U.S. Securities and Exchange Commission.

Senior Employees – Officers of the Company.

Short Sales – Sales of Company Securities not owned by the seller, or, if owned, not delivered immediately against such sale.

Trade or Trading – Buying or selling, or placing an order to buy or sell securities either now or in the future, including through cashless exercise of stock options where shares are sold to pay the exercise price. The withholding of stock by the Company for Employee income tax liability incurred in connection with the vesting of restricted stock is not included in this definition of “Trading”.

POLICY

Trading in Company Securities or Derivative Securities

All Employees:

•	Insider Trading Prohibition. May not purchase or sell Company Securities or Derivative Securities while in possession of Material Nonpublic Information except pursuant to a properly approved and executed 10b5-1 Plan or as otherwise provided in this Insider Trading Policy. If such Material Nonpublic Information is disclosed to the public, Employees may not Trade in Company Securities or Derivative Securities until the second business day after such disclosure (i.e., the second day after the applicable SEC filing or press release). This prohibition includes:
—	purchases or sales of Company Securities or Derivative Securities by members of the Employee’s household or by family members who do not live in such household but whose transactions in Company Securities or Derivative Securities are influenced or controlled by such Employee
—	purchases or sales of Company Securities or Derivative Securities by entities controlled by the Employee (corporations, partnerships, trusts, etc.)

The prohibition on Trading while in possession of Material Nonpublic Information continues for as long as any information you have is both material and non-public – and can continue even after the Employee’s employment or engagement with the Company has terminated.

•	Tipping Prohibition. May not disclose Material Nonpublic Information to other Employees (except on a need to know basis), family members or any outside party. This is to assure that no Employee becomes a “tipper,” liable for the Trading of his “tippee” under federal securities laws.
Page 2	Insider Trading Policy

•	Family Members. Must instruct household members and any family members who do not live in the Employee’s household but whose transactions in Company Securities or Derivative Securities are influenced or controlled by Employee to observe the above rules and take all reasonable precautions to assure such observance.

•	Company Securities. Are encouraged to pre-clear any transactions in Company Securities or entry into a 10b5-1 Plan involving Company Securities with the Compliance Officer of the Company. Requests for pre-clearance should be submitted at least two business days in advance of the proposed trade date. Requests for pre-clearance should be submitted at least two business days in advance of the proposed trade date.
•	Derivative Securities. Must pre-clear any transactions involving Derivative Securities or entry into a 10b5-1 Plan involving Derivative Securities with the Compliance Officer of the Company. Requests for pre-clearance should be submitted at least three weeks in advance of the proposed transaction. The Compliance Officer may decline any such request in their sole discretion. Transactions in Derivative Securities may allow a person to own securities without the full risks and rewards of ownership and, as result, a holder of Derivative Securities may no longer have the same objectives as other holders of Company Securities. Accordingly, approval of these transactions will occur only when they do not involve this risk.
•	Gifts. The restrictions on Trading in Company Securities and Derivative Securities set out in this Insider Trading Policy may apply equally to gifts of Company Securities and Derivative Securities, so employees should pre-clear proposed gifts with the Compliance Officer before the gift is made.
•	Restricted Transactions. May not engage in Short Sales. Transactions in certain Derivative Securities may in some instances constitute a Short Sale. Section 16(c) of the Securities Exchange Act of 1934 prohibits officers and directors of the Company from engaging in Short Sales. May not keep Company Securities or Derivative Securities in a margin account and may not use Company Securities or Derivative Securities as collateral for a loan.

Senior Employees and Members of the Board of Directors:

Are subject to all of the restrictions set forth above, as modified by the following provisions:

•	Company Securities. Must pre-clear any transactions in Company Securities or entry into a 10b5-1 Plan involving Company Securities with the Compliance Officer of the Company. Requests for pre-clearance must be submitted at least two business days in advance of the proposed trade date.
•	Derivative Securities. Must pre-clear any transactions in Derivative Securities or entry into a 10b5-1 Plan involving Derivative Securities with the Audit Committee of the Company’s Board of Directors. Requests for pre-clearance must be submitted at least three weeks in advance of the proposed transaction, and must include all relevant details regarding the transaction. Transactions in Derivative Securities may allow a person to own securities without the full risks and rewards of ownership and, as result, a holder of Derivative Securities may no longer have the same objectives as other holders of Company Securities. Accordingly, approval of these transactions will occur only when they do not involve this risk.
Page 3	Insider Trading Policy

•	Material Nonpublic Information. Are encouraged to Trade only in periods of relative stability for the Company, even when they do not know of Material Nonpublic Information, and should limit their transactions in Company Securities or Derivative Securities to periods shortly after all Material Nonpublic Information has been disclosed in an SEC filing or press release (but not before the second business day following such disclosure).
•	Margin Accounts. May not establish a margin account for the purposes of buying, carrying or selling Company Securities or Derivative Securities, except under special circumstances approved in writing by the Compliance Officer of the Company.

Special Circumstances and Restrictions

At times, the Company may determine that it is prudent to restrict Trading by certain employees or groups. Special notifications will be given.

Transactions Under Company Plans

Stock Option Exercises. This Insider Trading Policy does not apply to the exercise of an employee stock option. The policy does apply, however, to all sales of Company stock upon the exercise of a stock option, regardless of whether such sale is for the purpose of generating cash needed to pay the exercise price or income tax liability. A cashless exercise is not considered a sale of Company stock for these purposes.

Vesting of Restricted Stock. This Insider Trading Policy does not apply to the withholding of stock by the Company for Employee income tax liability incurred in connection with the vesting of restricted stock

401(k) Plan. This Insider Trading Policy does not apply to purchases of Company stock through the Company’s 401(k) plan resulting from periodic contributions of money to the 401(k) plan pursuant to an Employee’s payroll deduction. The Policy does apply, however, to certain elections Employees may make under the 401(k) plan, including elections which affect the acquisition or disposition of Company stock.

10b5-1 Plans. Trades in Company Securities that are executed pursuant to a duly adopted 10b5-1 Plan are exempt from the prohibitions contained in this Insider Trading Policy.

In general, Rule 10b5-l provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. A 10b5-l Plan generally may not be adopted during a blackout period and may only be adopted when the person adopting the plan is unaware of Material Nonpublic Information. Once the 10b5-1 Plan is adopted, the participant must not exercise any influence over the amount of securities to be Traded thereunder, the price at which they are to be Traded or the date of the trade(s). The 10b5-1 Plan must either specify (including by formula) the amount, pricing and timing of transactions in advance of any trades or delegate discretion on those matters to an independent third party.

Page 4	Insider Trading Policy

Consequences

Securities market surveillance techniques are very sophisticated and the chance that federal authorities will detect and prosecute even apparently minor insider trading violations is a significant one. The consequences of an insider trading violation can be severe:

•	Failure by any Employee to abide by this Insider Trading Policy will result in sanctions, which may include termination of employment.
•	Any sanctions imposed upon or liabilities incurred by an Employee for insider trading will be the sole responsibility of the Employee. The Company will not cover or indemnify the Employee for these costs.
•	Trading on Material Nonpublic Information is a crime subject to fines of up to $5 million and jail terms of up to twenty years for individuals. In addition, the SEC may seek civil penalties of up to three times the profits made or losses avoided from insider trading. Inside traders must also disgorge any profits made and may be subject to civil liability to private plaintiffs.
•	Employers and other controlling persons are also at risk under federal law and may be fined if they recklessly fail to take preventive steps to control insider trading.

Examples of Material Nonpublic Information

The following is a list of common types of information that might (depending on the circumstances) be considered “material” and thus considered inside information if it is not generally known or available to the public:

•	Earnings information or other operating data for the Company or a company doing business with the Company, including revenue results, sales data, or other revenue projections
•	A pending or potential merger, joint venture, acquisition, disposition, tender offer or other significant changes in assets by the Company or a company doing business with the Company
•	Material legal actions filed or threatened against the Company or material developments with respect to any such actions
•	A material change, either up or down, in the Company’s business, financial condition or operating results, or in the business, financial condition or operating results of a company doing business with the Company
•	Pending or potential changes in dividend policy, or proposals for a stock split or the offering of additional securities

Page 5	Insider Trading Policy

•	A change in management
•	News about a major contract, lease or cancellation of an existing contract or lease
•	Significant developments regarding customers including the addition of new customers or loss of existing customers.
•	Significant personnel or operations changes
•	Financial liquidity problems
•	Changes in the Company’s auditors or a notification from its auditors that the Company may no longer rely on the auditors’ report
•	Major financing transactions
•	Material write-offs or restructurings
•	Anything that is likely to affect the market price of Company Securities, either negatively or positively

Both positive and negative information can be material. Because Trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and Trading should be avoided. This list is provided for informational purposes only and is not intended to be exhaustive.

Page 6	Insider Trading Policy